UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Nasdaq Delisting Decision

As previously disclosed, Meihua International Medical Technologies Co., Ltd. (the “Company”) received a notice from The Nasdaq Stock Market (the “Nasdaq”) on December 2, 2025, notifying the Company that the Nasdaq staff had determined to delist the Company’s securities from the Nasdaq in accordance with its authority under Nasdaq Listing Rule 5815(c). The Company’s class A ordinary shares were subsequently suspended from trading on Nasdaq and started trading on the OTC Marketplace under the symbol “MHUAF” on December 9, 2025.

On January 27, 2026, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination.

On February 24, 2026, the Company received a notice from Nasdaq, notifying the Company that the Panel had determined to deny the Company’s request to reinstate trading on Nasdaq and determined to delist the Company’s securities.

On March 2, 2026, the Company requested the Nasdaq Listing and Hearing Review Council to review the Panel’s delisting decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

Date: March 2, 2026

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